









*Filed pursuant to Rule 497(a)*
*File No. 333-231940*
*Rule 482 ad*

FUNDRISE | Real Estate Interval Fund

***Editor's note:*** *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $20,856,000, and an affiliate of the Adviser, which invested roughly $2,317,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

# New acquisition: Rental home community in Pensacola, FL

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

69
new homes

We recently acquired Rock Ridge, a 69-unit single family rental home community in Pensacola, Florida, for a purchase price of roughly $23.2 million.

At a strategic level, this investment fits within our affordably-priced [Sunbelt](#) apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our [first quarter flagship portfolio update](#), we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $20,856,000, and the Growth eREIT VII, which invested $2,317,000.

## Strategy

This investment follows a Core Plus strategy.

## Business plan

We acquired this property from D.R. Horton (NYSE: DHI), one of the largest and most accomplished homebuilders in the country, who wrapped up construction at the property late last year. The community consists of spacious three-to-five bedroom homes equipped with smart home technology, and each with its own driveway and garage. As of June 2021, over 98% of the homes were already occupied.

We acquired the property in an all-cash transaction, with plans to use portfolio-level financing  with the aim of targeting stronger returns, and freeing up cash to deploy elsewhere. We expect to continue working with the in-place professional property manager, and to be a long-term owner over the next several years to a decade.

Given how recently construction of the community was completed, we anticipate that the homes will remain competitive, attract tenants, and support rent growth for the foreseeable future without significant capital needs for renovations. As with our other equity investments into stabilized properties, our goal is to earn consistent cash flow from rental income over the course of the investment, with the potential for long-term upside by selling the property for more than we invested into it.

## Why we invested

- **Income-generating asset:** The property was roughly 98% occupied at the time of our investment, generating consistent cash flow through rental income.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Strong recent growth:** Pensacola's financial stability is anchored to the large local presence of the Department of Defense and Navy, which has helped support the MSA's rate of population growth in recent years — about two times greater than the national average over the past decade, according to the US Census. These stable employers helped Pensacola weather the economic turbulence brought about by the COVID-19 pandemic, keeping real estate rental vacancies relatively low throughout the crisis.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

## About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

*Editor's note: The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $1,134,000, and an affiliate of the Adviser, which invested roughly $126,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The* [prospectus](#) *for the Fund contains this and other information and can be obtained by emailing* [investments@fundrise.com](#)*, or by referring to* [fundriseintervalfund.com](#)*. The prospectus should be read carefully before investing in the Fund.*

# New acquisition: Rental home community near Nashville, TN

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.



We've invested roughly $1.3 million to acquire four brand new single-family homes within the Gardens of Three Rivers community of Murfreesboro, Tennessee, with plans to acquire a total of 22 rental homes in the community over the next year. A component of the greater Nashville metro area, Murfreesboro is located about 37 miles southeast of downtown.

At a strategic level, this investment fits within our affordably-priced [Sunbelt](#) apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our [second quarter flagship portfolio update](#), we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $1,134,000, and the Growth eREIT VII, which invested $126,000.

# Strategy

This investment follows a Value-Add strategy.

# Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product."

Our initial investment at Gardens of Three Rivers is an all-cash purchase of four finished homes within the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly four homes per month as they deliver, eventually taking ownership of 22 homes within the community. **This phased buying structure should result in much more efficient deployment of investors' capital,** as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 22 homes in the completed community will be $6.9 million. While we acquired the homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

# Why we invested

- **Healthy local economy:** Between 2010 and 2019, Nashville's steady population growth put the city among the top 25 most populous cities in the nation. With the recent growth, affordability has become a chief concern, making surrounding areas like Murfreesboro attractive to both renters and homebuyers.

- **Social distancing-friendly:** We believe the privacy provided by the community's spacious townhomes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes in regular batches throughout the year, directly from a nationally recognized homebuilder. Once our investment in the 22 homes is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

# About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Copyright © 2021 Fundrise Real Estate Interval Fund.



**FUNDRISE** | **Real Estate Interval Fund**

***Editor's note:*** *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $1,663,000, and an affiliate of the Adviser, which invested roughly $185,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

# New acquisition: Rental home community in Charlotte, NC

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

87
new homes
342
338
334

Roof Deck 14'x10'
Bedroom 11'x11'
Storage 7'x7'
Bedroom 11'x13'
Ldr 3'x3'
3'x6'
Main Bedroom 14'x12'
Deck 11'x4'
Kitchen 14'x10'
Living Room 14'x28'
Storage 4'x8'
Garage 13'x23'
3'x2'
Foyer 6'x13'
Bedroom 11'x10'

We've invested roughly $1.8 million to acquire the first phase of LoSo Walk, an 87-unit single-family rental townhome community in Charlotte, North Carolina, about 10 minutes southwest of downtown.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we reiterated in our second quarter flagship portfolio update, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $1,663,000, and the Growth eREIT VII, which invested $185,000.

# Strategy

This investment follows a Value-Add strategy.

# Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product."

Our initial investment at LoSo Walk is an all-cash purchase of five finished townhomes within the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly ten townhomes per month as they deliver, eventually taking ownership of the entire community of 87 townhomes. **This phased buying structure should result in much more efficient deployment of investors' capital,** as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 87 townhomes in the completed community will be roughly $36 million. While we acquired the homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

# Why we invested

- **Strong recent growth:** Between 2010 and 2019, the Charlotte MSA's population grew at nearly triple the rate of the national average, according to the U.S. Census, a trend that continued even throughout the COVID-19 pandemic, causing Charlotte to surpass San Francisco as one of the top 15 most populous cities in the country.

- **Social distancing-friendly:** We believe the privacy provided by the community's spacious townhomes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of townhomes in regular batches throughout the year, directly from a nationally recognized homebuilder. Once our investment in the 87 townhomes is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

# About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Copyright © 2021 Fundrise Real Estate Interval Fund.

# New acquisition: Rental home community near Austin, TX

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.





**[All images should include the caption "Image of a representative home from a development by the same builder."]**

We've invested roughly $2.7 million to acquire 12 brand new single-family townhomes within the Stonebridge Crossing community of Jarrell, Texas, about 45 minutes north of downtown Austin, with plans to acquire a total of 90 rental townhomes in the community over the next year.

At a strategic level, this investment fits within our affordably-priced [Sunbelt](#) apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we reiterated in our [second quarter flagship portfolio update](#), we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $2,467,000, and the Growth eREIT VII, which invested $274,000.

# Strategy

This investment follows a Value-Add strategy.

# Business plan

By acquiring the brand-new (vacant) homes in batches and leasing them up ourselves to assemble a stabilized community, we intend to get a better price, and therefore a better potential return, than if we had purchased a "finished product."

Our initial investment at Stonebridge Crossing is an all-cash purchase of twelve finished townhomes within the community, which is still under construction. Our intent is to acquire and lease up additional batches of roughly 13 townhomes per month as they deliver, eventually taking ownership of 90 homes within the community. **This phased buying structure should result in much more efficient deployment of investors' capital,** as opposed to holding cash for several months while waiting for an entire community to be built, and then acquiring it all at once.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We have engaged a leading property manager of single-family rental communities across the US.

We expect the aggregate purchase price of all 90 townhomes in the completed community will be roughly $20 million. While we acquired the homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

# Why we invested

- **Growing local economy:** Less than an hour north from downtown Austin, Jarrell is a part of the generally fast-growing central Texas region. Largely thanks to a booming tech industry, the city of Austin's population growth has soared over the past decade, with a 22% increase from 2010 to 2019 according to the US Census, and, according to a recent study, Austin's job market has performed the best among the 50 largest metro areas in the US during the course of the COVID-19 pandemic.

- **Social distancing-friendly:** We believe the privacy provided by the community's spacious townhomes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of townhomes in regular batches throughout the year, directly from a nationally recognized homebuilder. Once our investment in the 90 townhomes is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio, consisting entirely of brand-new construction.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

# About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Copyright © 2021 Fundrise Real Estate Interval Fund.